Pricing Term Sheet

Filed Pursuant to Rule 433(d)

Registration Statement No. 333-172511

December 5, 2012

Issuer:	Wisconsin Electric Power Company

Security:	3.65% Debentures due December 15, 2042

Principal Amount:	$250,000,000

Maturity:	December 15, 2042

Coupon:	3.65%

Initial Price to Public:	99.602% per Debenture

Yield to Maturity:	3.672%

Spread to Benchmark Treasury:	+90 bp

Benchmark Treasury:	2.75% due August 15, 2042

Benchmark Treasury Yield:	2.772%

Interest Payment Dates:	June 15th and December 15th, commencing June 15, 2013

Redemption Provisions:	At any time prior to June 15, 2042 (the date that is six months prior to the maturity date), the debentures will be redeemable in whole or in part from time to time, at a “make-whole” redemption price equal to the greater of (a) 100% of the principal amount of the debentures being redeemed or (b) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points, plus accrued interest to, but not including, the redemption date. At any time on or after June 15, 2042, the debentures may be redeemed, in whole or in part from time to time, at 100% of the principal amount being redeemed plus accrued and unpaid interest to, but not including, the date of redemption.

Expected Settlement:	T+4; December 11, 2012

Expected Ratings*:	A2/A-/A+ (Moody’s/S&P/Fitch)

CUSIP:	976656 CE6

Joint Book-Running Managers:	Barclays Capital Inc.

Goldman, Sachs & Co.

Mitsubishi UFJ Securities (USA), Inc.

Morgan Stanley & Co. LLC

Co-Managers:	KeyBanc Capital Markets Inc.

PNC Capital Markets LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, Goldman, Sachs & Co. toll-free at 1-866-471-2526, Mitsubishi UFJ Securities (USA), Inc. toll-free at 877-649-6848 or Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.